UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2022

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

Early Redemption of Temasek Convertible Note

BioNTech SE (the “Company”) has given notice to a fund associated with Temasek Capital Management Pte. Ltd., holder of an outstanding €100,000,000 four-year mandatory convertible note (the “Convertible Note”), that the Company will exercise its early redemption option and fully redeem the Convertible Note on February 28, 2022 (the “Redemption Date”). The Convertible Note has a coupon of 4.5% per annum and a conversion premium of 20% above the reference price, and was scheduled to mature in 2024. The early redemption price will be the number of the Company’s ordinary shares calculated pursuant to the early redemption provisions of the Convertible Note, plus payment of any fractional share and accrued but unpaid interest up to (but excluding) the Redemption Date.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: February 9, 2022